LORI M. BROWNE
Executive Vice President & General Counsel

December 20, 2019

VIA EDGAR AND EMAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Sherry Haywood

Re: Forterra, Inc. Registration Statement on Form S-3 (File No. 333-235501)

Dear Ms. Haywood:
Forterra, Inc., a Delaware corporation (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S‑3 (File No. 333-235501) be accelerated and that it be declared effective December 27, 2019 at 2:00 P.M. Eastern time, or as soon as practicable thereafter.
Please direct any questions regarding this filing to Bill Wortmann of Gibson, Dunn & Crutcher LLP at (202) 887-3649.

Sincerely,

/s/ Lori M. Browne

Lori M. Browne
Executive Vice President, General Counsel & Corporate Secretary

511 E John Carpenter Freeway, Suite 600, Irving TX 75062
T 469.284.8678 C 214.621.8333 E lori.browne@forterrabp.com        www.forterrabp.com